UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2002

Stephen C. Waterbury
Warner Norcross & Judd LLP
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, MI 49503-2487

Re: Spartan Motors, Inc.

Dear Mr. Waterbury:

This is in regard to your letter dated February 28, 2002 concerning the shareholder proposal submitted by Mark F. Ivan for inclusion in Spartan Motors' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Spartan Motors therefore withdraws its January 31, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor

cc: Mark F. Ivan
1021 Carriage Hills Drive
Boulder, CO 80302

WARNER NORCROSS & JUDD LLP

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January 31, 2002

E-mail address: swaterbury@wnj.com

Direct Dial No. (616) 752-2137

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Via Federal Express

Re: Spartan Motors, Inc. — Omission of Shareholder Proposal Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We represent Spartan Motors, Inc. ("**Spartan**"). Spartan intends to omit from its proxy materials for its 2002 Annual Meeting of Shareholders a shareholder proposal and supporting statement (collectively, the "**Proposal**") that it received from Mr. Mark F. Ivan. In our opinion, Spartan may omit the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for the reasons discussed below. We respectfully request your concurrence and a letter from the Staff (the "**Staff**") of the Division of Corporation Finance of the Securities and Exchange Commission stating that it will not recommend enforcement action if Spartan omits the Proposal from its proxy materials for its 2002 Annual Meeting of Shareholders.

SUMMARY

Mr. Ivan's Proposal would "urge" the Board of Directors to declassify itself so that all directors are elected annually. We believe that Spartan may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is materially false and misleading within the meaning of Rule 14a-9 and is also vague and indefinite, and pursuant to Rule 14a-8(i)(8) because it relates to an election of directors and would impermissibly affect directors to be elected at Spartan's 2002 Annual Meeting of Shareholders.

Spartan's 2002 Annual Meeting of Shareholders is scheduled for June 11, 2002. Spartan currently intends to file definitive 2002 proxy materials with the Commission on April 30, 2002. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j). Six (6) copies of this letter and its attachments are enclosed pursuant to Rule 14a-8(j). Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed to Mr. Ivan.

BACKGROUND

On or about November 28, 2001, Spartan received a letter dated November 26, 2001 from Mark F. Ivan. A copy of this letter and its enclosures is attached as Exhibit A to this letter. In his letter, Mr. Ivan requested that Spartan include his Proposal in its 2002 proxy materials.

The Proposal would "urge" the Board of Directors to declassify itself. Specifically, the Proposal states:

> Resolved: That the shareholders of Spartan Motors Inc. urge the Board of Directors to take the necessary steps to declassify the Board of Directors for the purpose of director elections. The Board declassification shall be done in a manner that does not affect the unexpired terms of directors previously elected.

The supporting statement accompanying the Proposal states:

> We [sic] believe the election of directors is the most powerful way that shareholders influence the strategic direction of our company. Currently the Board of Directors of Spartan Motors Inc. is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board of Directors is not in the best interests of Spartan Motors Inc. and its shareholders. The elimination of the staggered board would require each board member to stand for reelection annually. This procedure would allow shareholders an opportunity

to annually register their views on the performance of the board collectively and each director individually. Concerns that that annual election of directors would leave the Company without experienced board members in the event that all incumbents are voted out are unfounded. If the owners should choose to replace the entire board, it would be obvious that the incumbent directors [sic] contributions were not valued.

A classified board of directors protects the incumbency of the board of directors and current management, which in turn considerably limits accountability to shareholders. It is our belief Spartan Motors Inc's. [sic] corporate governance procedures and practices and the level of management accountability they impose, are related to the financial performance of the Company. In recent years Spartan Motors Inc. [sic] financial performance has been poor. We believe sound corporate governance practices, such as the annual election of directors, will impose the level of management accountability necessary to help insure a good performance record over the long term.

Classified boards like ours have become increasingly unpopular in recent years. Recently, a majority of shareholders supported proposals asking their boards to repeal classified board structures at many companies, including Bristol-Myers Squibb, Eastman Kodak, Airborne Freight, Kmart, Kroger, Merck, J.C. Penney, Dunn [sic] & Bradstreet and Sears Roebuck.

For a greater voice in the governance of Spartan Motors Inc. and annual Board of Directors accountability we ask shareholders to vote yes on this proposal.

Mr. Ivan's cover letter accompanying his Proposal stated that "I intend to remain a shareholder up to and including the upcoming Spartan Motors, Inc. Annual shareholder [sic] Meeting." Pursuant to Rule 14a-8(f)(1), Spartan sent a letter dated December 12, 2001 to Mr. Ivan pointing out a procedural deficiency in his letter and informing him that he had 14 days from his receipt of that letter to remedy the problem. A copy of Spartan's December 12, 2001 letter is included as Exhibit B. (This letter also informed Mr. Ivan that Spartan may assert other grounds for omitting his Proposal from Spartan's 2002 proxy materials under Rule 14a-8.) According to the return receipt, Mr. Ivan received this letter on December 20, 2001. On or about December 27, 2001, Spartan received Mr. Ivan's response letter, which was dated December 20, 2001. A copy of this letter is attached as Exhibit C.

DISCUSSION

We believe that Spartan may omit the Proposal from its proxy statement and form of proxy for its 2002 Annual Meeting of Shareholders (1) under Rule 14a-8(i)(3) because it is materially false and misleading within the meaning of Rule 14a-9 and is also vague and indefinite, and (2) under Rule 14a-8(i)(8) because it relates to an election of directors.

Much of the language used in Mr. Ivan's Proposal is extremely similar to—if not exactly the same as—the language used in a proposal submitted by a shareholder of DT Industries, Inc. for that company's 2001 shareholders meeting. See *DT Industries, Inc.* (avail. August 10, 2001).[1] As such, many of the Staff's findings in that no-action letter will be relevant in the present context. However, as discussed below, we believe Spartan has valid grounds for omitting the entire Proposal under Rule 14a-8, some of which grounds were not advanced in the *DT Industries* letter.

In *DT Industries*, the Staff found many of the statements used by the DT Industries shareholder-proponent false and misleading due to the lack of a supporting factual basis. In many instances, Mr. Ivan's Proposal omits factual support for the same or very similar statements. Furthermore, the Staff in *DT Industries* granted no-action relief for the exclusion of the proposal because it could disqualify previously elected directors from completing their terms and could also disqualify nominees for directors at the upcoming annual meeting. While the language in Mr. Ivan's Proposal does address the effect of the Proposal on previously elected directors, *it does not address the effect of the Proposal on nominees for directors at the 2002* Annual Meeting of Shareholders. As such, Spartan has grounds to omit it under Rule 14a-8(i)(8), as discussed below.

In *DT Industries*, the Staff generally allowed the shareholder-proponent an opportunity to correct the many problems with his proposal and appears to have determined that his failure to correct some portions of his supporting statement would be grounds under Rule 14a-8(i)(3) for excluding only those portions of the supporting statement, rather than the entire proposal. (The shareholder-proponent's failure to revise the proposal to provide that it would not affect the unexpired terms of directors elected prior to or at the shareholders meeting would be grounds for excluding the entire proposal under Rule 14a-8(i)(8).) However, we note that the Staff has in the past granted no-action relief for excluding an entire proposal (rather than just portions of it) because the tenor of the entire proposal was false and misleading. We believe

1 There apparently are two DT Industries no-action letters that were issued on August 10, 2001, one of which dealt with a shareholder rights plan (also known as a "poison pill"). Our citation is to the no-action letter that concerned a shareholder proposal relating to the declassification of the board of directors of the company.

that, for the reasons discussed below, the Staff should grant Spartan no-action relief for the omission of Mr. Ivan's entire Proposal.

I. The Proposal May Be Omitted Because It Is False and Misleading and Vague and Indefinite in Violation of Rule 14a-8(i)(3) and Rule 14a-9

A. The Proposal and its Supporting Statement are False and Misleading and Lack a Factual Foundation

Under Rule 14a-8(i)(3), a proposal can be omitted if it violates the Commission's proxy rules, including Rule 14a-9, which prohibits statements in proxy materials that are materially false or misleading. Note (b) to Rule 14a-9 provides that, depending on the facts and circumstances, material may be false or misleading if it "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Unsupported generalizations can also be considered false or misleading. Obviously, statements that are not true, or that are misleading in and of themselves, would violate Rule 14a-9.

We believe that several portions of Mr. Ivan's Proposal are false and misleading, including the following portions set forth in italics below. Also as discussed below, we believe that Mr. Ivan's entire Proposal is misleading and that its tenor impugns the character and integrity of Spartan's Board of Directors and its management without factual foundation.

"Classified boards like ours have become increasingly unpopular in recent years."

Mr. Ivan provides little factual support for this statement. Mr. Ivan only lists a handful of companies whose shareholders have voted on proposals to declassify their boards of directors in "recent years." Certainly listing a few companies is not sufficient to support such a broad statement.

The Staff has in the past granted no-action relief based on the exact same statement made in Mr. Ivan's Supporting Statement set out above. See *DT Industries, Inc.* (avail. August 10, 2001) (granting no-action relief for the following statement unless recast as the opinion of the shareholder-proponent: "Classified boards like ours have become increasingly unpopular in recent years."). Furthermore, in the context of shareholder rights plans, the Staff has granted no-action relief to a company excluding substantially similar language to Mr. Ivan's Proposal unless it was recast as the opinion of the shareholder-proponent: "Rights plans like ours have become increasingly unpopular in recent years." See *Prentiss Properties Trust* (avail. March 8, 2001).

Even if the Staff were to allow Mr. Ivan to revise this statement to state that it is his "opinion," it would still be false or misleading if classified boards had in fact become more "popular" or if there were no material change in their popularity in "recent years." For this reason, we believe that Mr. Ivan should be required to provide factual support for this statement or to otherwise demonstrate that classified boards have become less "popular" in recent years. In point of fact, however, we do not believe that there has been any discernible trends away from classified boards among public companies in the United States.

"Recently, a majority of shareholders supported proposals asking their boards to repeal classified board structures at many companies, including Bristol-Myers Squibb, Eastman Kodak, Airborne Freight, Kmart, Kroger, Merck, J.C. Penney, Dunn [sic] & Bradstreet and Sears Roebuck."

In the *DT Industries* no-action letter, the Staff found a statement materially false and misleading that was almost identical to the statement in Mr. Ivan's Proposal set forth above. The Commission stated that in order for the statement to be included in the proxy statement, the proposing shareholder had to "provide factual support in the form of a citation to a specific study and publication date." See *DT Industries, Inc.* (avail. August 10, 2001) (granting no-action relief for the exclusion of the following statement: "Last year a majority of shareholders supported proposals asking their boards to repeal classified board structures at a total of 34 companies, including Bristol-Myers Squibb, Eastman Kodak, Airborne Freight, K-mart, Kroger, Merck, J.C. Penney, United Health Group, Dunn & Bradstreet and Sears Roebuck.").

While Mr. Ivan does not state a specific number of companies (as did the shareholder-proponent in *DT Industries*), he does state that the shareholders of "many companies" have voted in favor of declassification proposals "including" the companies that he listed. Who are these "many" other companies? Mr. Ivan does not say.

Moreover, Mr. Ivan's statement is probably incorrect or, at best, seriously misleading with respect to the companies that he has listed. He states that a "majority of shareholders" at these companies supported proposals to declassify their board of directors. Without access to the actual shareholder voting records and stock records of these companies, we cannot determine whether a majority of the shareholders of these companies voted in favor of the proposals. What Mr. Ivan probably meant to say was that a majority of the outstanding *shares* in these companies were voted in favor of the proposals.

This is not true, however, in most of Mr. Ivan's examples. Based on the reported results of the shareholders meetings of the companies listed by Mr. Ivan at which the proposals were considered (as set forth in the companies' subsequent Forms 10-Q), the following percentages of the outstanding shares voted in favor of the proposals:

Company[2]	Percent of Outstanding Shares
Bristol-Myers Squibb Company	39.7
Eastman Kodak Company	38.3
Kmart Corporation	45.8
The Kroger Co.	47.9
Merck & Co., Inc.	31.9
J.C. Penney Company, Inc.	43.6
Dun & Bradstreet (now known as Moody's Corporation)	51.5
Sears Roebuck & Co.	37.1

As shown above, only two (at most) of the nine companies that Mr. Ivan listed had a majority of their outstanding shares vote in favor of the declassification proposals. Yet Mr. Ivan would have Spartan's shareholders believe otherwise. While it may be true that majority of the shares *that were voted* on these proposals were voted in favor of them, Mr. Ivan does not make this clear.

Moreover, some of these proposals did not "pass," in the sense that greater numbers of shares being voted in favor of them were needed to actually implement the proposals. For example, in its Form 10-Q for the period ended June 30, 2000, in reporting the results of voting on the shareholder proposal to declassify its board of directors, Eastman Kodak stated that "Although this shareholder proposal received a majority of the votes cast, implementation of annual election of directors requires an amendment to the Company's Certificate of Incorporation, which requires a favorable vote of 80% of all shares outstanding." Similarly, Bristol-Myers Squibb noted in its 2001 proxy statement that the declassification proposal would require the approval of 75% of the outstanding shares because its implementation would require an amendment to the company's articles of incorporation. The 39.7% vote that it actually received fell far short of that level. Mr. Ivan conveniently neglects to mention these facts. We believe that he should be required to mention them in order for his statement not to be false and misleading.

2 With respect to Airborne Freight (now known as Airborne, Inc.), its Form 10-Q in which it reported the results of voting on the declassification proposal stated simply that 66% of the votes cast were voted in favor of the proposal and that 92% of the outstanding shares were "represented" at the meeting.

"Concerns that the annual election of directors would leave the Company without experienced board members in the event that all incumbents are voted out are unfounded. If the owners should choose to replace the entire board, it would be obvious that the incumbent directors [sic] contributions were not valued."

The Staff has granted no-action relief with respect to the exact language used in Mr. Ivan's Proposal above. See *DT Industries, Inc.* (avail. August 10, 2001) (granting no-action relief for the exclusion of the following language unless recast as the opinion of the shareholder-proponent: "Concerns that the annual election of directors would leave the Company without experienced board members in the event that all incumbents are voted out are unfounded. If the owners should choose to replace the entire board, it would be obvious that the incumbent directors' contributions were not valued."); see also *Starbucks Corporation* (avail. December 12, 2001) (granting no-action relief for the exclusion of the following language unless recast as the opinion of the shareholder-proponent: "Any concerns that the annual election of all directors could leave our Company without experienced board members in the event that all incumbents are voted out are unfounded.").

"A classified board of directors protects the incumbency of the board of directors and current management, which in turn considerably limits accountability to shareholders."

The Staff recently granted no-action relief with respect to the exclusion of very similar language. See *Starbucks Corporation* (avail. December 12, 2001) (granting no-action relief for the exclusion of the following language unless recast as the opinion of the shareholder-proponent: "A classified board structure serves to protect the incumbency of the Board of Directors and current management, and limits accountability to shareholders."). See also *DT Industries, Inc.* (avail. August 10, 2001) (granting no-action relief for the exclusion of the following statements unless recast as the opinion of the shareholder making the proposal: "The election of directors is the most powerful way that the shareholders influence the strategic direction of our company and is the primary avenue for shareholders to influence corporate governance policies and to hold management accountable for its implementation of those policies."); *TRW, Inc.* (avail. February 11, 1999) (granting no-action relief for the exclusion of the following statement unless recast as the opinion of the shareholder-proponent: "It is intuitive that, when directors are accountable through election, they perform better. The current piecemeal election of directors can insulate directors and senior management from the consequences of poor performance."); *TRW, Inc.* (avail. February 11, 1999) (granting no-action relief for the exclusion of the following statement: "This proposal is to increase TRW accountability and to thus better focus on the challenges facing TRW.").

Moreover, it is misleading to suggest that having an annual election of the entire board of directors will increase the "accountability" of management (by which, we assume Mr.

Ivan means Spartan's executive officers). Officers are appointed by the board of directors on a periodic basis, usually annually. Whether the board is classified or not has absolutely no bearing on how officers are appointed and we fail to see how it has any effect on management's accountability.

"In recent years Spartan Motors Inc. [sic] financial performance has been poor."

The Staff has granted no-action relief with respect to the exclusion of similar language in the past. See *DT Industries, Inc.* (avail. August 10, 2001) (granting no-action relief for the exclusion of a statement, which urges the declassification of the Board of Directors "in light of the Company's disappointing performance," unless recast as the opinion of the shareholder-proponent); see also *The Boeing Company* (avail. February 7, 2001); *CBI Industries, Inc.* (avail. March 25, 1993); *Raytheon Company* (avail. February 26, 2001).

At a minimum, the Staff should require Mr. Ivan to recast this statement as his opinion and to give specific examples of how Spartan's financial performance has been poor. For example, to which "recent years" is Mr. Ivan referring? What does "poor" mean, exactly?

Moreover, Spartan believes that Mr. Ivan's assertion is materially false and misleading. In recent periods, Spartan's financial performance has been improving. For example, for the three months ended September 30, 2001, Spartan's consolidated sales increased approximately $2.75 million (5.2%) and its gross profit increased approximately $5.5 million (141%) over the amounts reported for the same period in 2000. Net earnings from continuing operations for the three months ended September 30, 2001 were $1,554,755, which was a vast improvement over the $1,732,589 loss reported for the three months ended September 30, 2000. When figuring in discontinued operations, this improvement becomes even more striking: for the three months ended September 30, 2001, Spartan had net earnings of $1,554,755, compared to a $9,979,914 loss for the three months ended September 30, 2000.

For the nine-month period ended September 30, 2001, gross profit increased approximately $2.5 million (10.2%) over the nine-month period ended September 30, 2000. Net earnings from continuing operations increased from $3,002,958 to $4,320,802, a 43.9% improvement. When including discontinued operations, the improvement becomes more evident: net earnings were $4,320,802 for the nine-month period ended September 30, 2001, compared to a $6,997,069 loss for the nine-month period ended September 30, 2000.

Clearly results such as these indicate that Spartan's financial performance has been improving as of late. We believe that for Mr. Ivan to say otherwise, even if it is cast as his opinion, would be materially false and misleading.

The References to "We"

Throughout his Proposal, Mr. Ivan states that "we" believe, or "it is our belief," etc. However, Mr. Ivan appears to be the only shareholder submitting the Proposal. Therefore, his statements falsely imply that there are other Spartan shareholders who share his views. As far as Spartan knows, Mr. Ivan is the only Spartan shareholder who feels this way. As such, his Proposal should not use the word "we" but should instead use the word "I" and corresponding terms.

The Misleading Implication that the Board Can Implement the Proposal

We also believe that the overall Proposal is misleading because it falsely implies that Spartan's Board of Directors can actually implement it. As discussed below, the implementation of the Proposal would require an amendment to Spartan's Articles of Incorporation and Bylaws. However, under Michigan law, only the shareholders can amend the articles. As such, Spartan's shareholders voting on the Proposal may be led to believe that, if the Proposal "passes," Spartan's Board of Directors will be declassified. In fact, this is not the case.

B. The Proposal is False and Misleading Because it is Vague and Indefinite

A shareholder proposal may be false or misleading if it is vague and indefinite, such as where the proposal fails to set forth material aspects of how it is to be implemented. Mr. Ivan's Proposal urges Spartan's Board of Directors to take "the necessary steps" to declassify the Board. The Proposal does not suggest how this is to be accomplished. Important terms are missing, such as whether the declassification is to occur by an amendment to Spartan's Articles of Incorporation or its Bylaws and when it is to occur.

Moreover, because the Proposal would have to be implemented by amendments to Spartan's Articles of Incorporation (as well as its Bylaws), under Michigan law the Board cannot itself implement the Proposal—only the shareholders can amend the Articles of Incorporation. As such, it is unclear whether Mr. Ivan is asking the shareholders to amend the Articles or Bylaws, or for the Board to submit proposed amendments to the shareholders next year. In other words, the Proposal does not state how it is to be implemented or the time period in which the declassification of the board should be completed. The Proposal also does not explain how it would affect the nominees for election at the 2002 Annual Meeting of Shareholders (see Part II below).

The Staff has in the past found similar proposals excludible as vague under Rule 14a-8 and Rule 14a-9. For example, in *Houston Industries, Inc.* (avail. March 28, 1990), the company received a shareholder proposal that would urge the company's board of directors to "take such action as may be necessary to provide for the annual election of all 14 directors of the Corporation." The company argued that this proposal was vague and could mislead shareholders in violation of Rule 14a-9 because (1) it did not suggest how it is to be accomplished, such as through an articles amendment or a bylaws amendment, (2) it did not specify in what time period the change must be completed, and (3) it was unclear what effect the proposal would have on directors elected at that meeting and the next year's meeting, in that the proposal did not specify how many directors are to be elected in each year for terms of what length. The Staff concurred with these arguments, but allowed the shareholder-proponent an opportunity to cure this defect by specifying "precisely how such change is to be effected." See also *Englehard Corporation* (avail. March 1, 1983) (granting no-action relief because "the proposal is misleading because it fails to set forth the means by which the proposed change in electing directors should be effected, such as an amendment to the Company's Certificate of Incorporation or By-Laws, and because it fails to specify the time at which the desired is to be implemented" unless the proposal was revised); *First National State Bancorp* (avail. May 2, 1983) (finding the following language, as currently drafted, vague: "[The shareholders] request their Board of Directors ... *to take steps necessary* to eliminate the Staggering System for Annual Election of the Board of Directors) (emphasis added); *Chicago Milwaukee Corp.* (avail. February 14, 1978) (granting no-action relief because the proposal, as currently drafted, "fails to set forth the means for effectuating the proposed change in the method for electing directors ... and because it fails to specify the time at which the desired change is to be fully effectuated"); *Brown Group, Inc.* (avail. November 22, 1977) (granting no-action relief for excluding the proposal because the proposal to eliminate the staggered Board of Directors, as currently drafted, "fail[ed] to set forth the means for effectuating the proposed change in the method for electing directors, such as by an amendment to the Company's Bylaws, and because it fail[ed] to specify the time at which the desired change is to be fully effectuated.").

Therefore, since the Proposal does not state how or when the transition to a declassified Board is to take place, the Proposal is vague and indefinite and Spartan should have grounds for excluding it under Rule 14a-8(i)(3). At a minimum, he should be required to state precisely how his proposed change would be implemented.

C. The Entire Proposal Should be Excluded

The Staff in many no-action letters has agreed with companies that there is some basis for concluding that portions of a shareholder proposal and supporting statement are false and misleading. However, in many instances the Staff will allow the shareholder-proponent an opportunity to cure such defects by either deleting those portions or stating that they are his or her opinion.

In the present context, however, we believe that Spartan should be permitted to exclude the entire Proposal. First, we note that the Staff has granted no-action relief for excluding an entire proposal (rather than just portions of it) because the tenor of the entire proposal was false and misleading. See, e.g., *The Detroit Edison Company* (avail. March 4, 1983), in which the Staff concluded that the proposal suggested that the company had acted improperly without providing factual support for that implication.

We believe that Mr. Ivan's Proposal, taken as a whole, suggests that the fact that Spartan has a classified Board of Directors means that the Board (as well as management) is not accountable to shareholders and is thereby breaching its fiduciary duties to Spartan's shareholders. For example, Mr. Ivan states that a "classified board of directors protects the incumbency of the board of directors and current management, which in turn considerably limits accountability to shareholders" and that "Spartan Motors Inc's. [sic] corporate governance procedures and practices and the level of management accountability they impose, are related to the financial performance of the Company." Clearly, Mr. Ivan is attempting to convince Spartan's shareholders that there is some foul play going on and that Spartan's Board is trying to insulate itself from shareholder accountability. Nothing could be further from the truth.

Furthermore, the Staff stated in response to Question 1 of Part E of *Staff Legal Bulletin No. 14* (July 13, 2001) that "when a proposal and supporting statement will require detailed and extensive editing to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false and misleading." In light of the numerous revisions that we believe Mr. Ivan should be required to make (which are listed below), we submit that the Staff should grant Spartan no-action relief for the exclusion of the entire Proposal.

II. The Proposal May Be Omitted Under Rule 14a-8(i)(8) Because It Relates to an Election of Directors

Under Rule 14a-8(i)(8), a proposal can be omitted if it relates to an election for membership on the company's board of directors. If the proposal, when implemented, would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming meeting, then the proposal can be omitted. The Commission has stated in past no-action letters that a proposal to declassify the board of directors of a company should provide that it will not affect the unexpired terms of the directors elected or appointed to the board at or prior to the upcoming annual meeting. See *The Boeing Company* (avail. February 23, 1999); see also *DT Industries, Inc.* (avail. August 10, 2001); *Dataproducts Corporation* (April 25, 1990); *Sears, Roebuck and Company* (avail. February 17, 1989). Furthermore, the shareholder-proponent in *DT Industries* later attempted to circumvent this requirement, but the Staff refused to reconsider its earlier position. See *DT Industries, Inc.* (avail. September 4, 2001).

Mr. Ivan's Proposal does state that "[t]he Board classification shall be done in a manner that does not affect the unexpired terms of the directors previously elected." However, the Proposal only excludes directors previously elected and does not exclude either directors that would be elected from the time of the Proposal to the time of the meeting, or nominees for directors at the 2002 Annual Meeting of Shareholders. As such, Spartan should be allowed to exclude Mr. Ivan's Proposal.

CONCLUSION

For the reasons discussed above, we believe that the Proposal may be omitted from Spartan's proxy materials for its 2002 Annual Meeting of Shareholders and respectfully request that the Staff concur in this conclusion.

Even if the Staff does not concur in our conclusion that the entire Proposal may be excluded, we believe that the Staff should, at a minimum, require Mr. Ivan to make the following changes to it:

- The Proposal must be revised to provide that it will not affect the terms of directors that are elected at the 2002 annual meeting. Failure to do this should be grounds to exclude the entire Proposal.

- Mr. Ivan should be required to provide documentary support for his assertion that: "Recently, a majority of shareholders supported proposals asking their boards to repeal classified board structures at many companies ...."

- Mr. Ivan should either delete or state that the following statement is his opinion, rather than a fact: "Classified boards like ours have become increasingly unpopular in recent years." As discussed above, however, we do not believe that this statement is accurate.

- Mr. Ivan should be required to clarify that only a majority of the shares that were voted on shareholder proposals to declassify the boards of directors at the companies that he cites in his supporting statement were voted in favor of the proposals, as opposed to a majority of the outstanding shares of those companies.

- Mr. Ivan should also be required to clarify that these proposals did not "pass" at Eastman Kodak and Bristol-Myers Squibb (and perhaps other companies), in the sense that the proposals required a "supermajority" vote before they could be implemented at those companies.

- Mr. Ivan should either delete or state that the following statement is his opinion, rather than a fact: "Concerns that that annual election of directors would leave the Company without experienced board members in the event that all incumbents are voted out are unfounded. If the owners should choose to replace the entire board, it would be obvious that the incumbent directors [sic] contributions were not valued."

- Mr. Ivan should either delete or state that the following statement is his opinion, rather than a fact: "A classified board of directors protects the incumbency of the board of directors and current management, which in turn considerably limits accountability to shareholders." He should also delete the reference to "management" in this sentence.

- Mr. Ivan should either delete or state that the following statement is his opinion, rather than a fact: "In recent years Spartan Motors Inc. [sic] financial performance has been poor." Even if he states that it is his opinion, he should be required to provide specific facts supporting this conclusion.

- The many references to "we" or "our" should be change to "I" and "my" so that Mr. Ivan does not imply that there are other Spartan shareholders who support his proposal.

- Mr. Ivan should be required to clarify precisely how and when his Proposal, if implemented, would be effected.

Again, we believe that these are the minimum changes that the Staff should require, but that it should concur in Spartan's conclusion that the entire Proposal may be excluded under Rule 14a-8 for the reasons discussed above.

If you should have any questions or comments about this letter, please do not hesitate to contact the undersigned at (616) 752-2137. I look forward to hearing from you.

Very truly yours,

Stephen C. Waterbury

Stephen C. Waterbury

Enclosures

cc: Mark F. Ivan

711641

EXHIBIT A

Mark F. Ivan
1021 Carriage hills Drive
Boulder CO 80302

November 26, 2001

Richard Schalter
Executive Vice President
P.O. Box 440
Charlotte MI 48813

Re: Shareholder Proposals

Dear Mr. Schalter,

Enclosed you will find a written statement confirming my ownership in Spartan Motors Inc. by the custodian as of the date of this letter. I intend to remain a shareholder up to and including the upcoming Spartan Motors Inc. Annual shareholder Meeting. Also enclosed is a shareholder proposal that I'm requesting you include in the upcoming proxy for shareholder vote.

Sincerely,

Mark Ivan

Mark F. Ivan

November 26, 2001

SHAREHOLDER PROPOSAL

Resolved: That the shareholders of Spartan Motors Inc. urge the Board of Directors to take the necessary steps to declassify the Board of Directors for the purpose of director elections. The Board declassification shall be done in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT

We believe the election of directors is the most powerful way that shareholders influence the strategic direction of our company. Currently the Board of Directors of Spartan Motors Inc. is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board of Directors is not in the best interests of Spartan Motors Inc. and its shareholders. The elimination of the staggered board would require each board member to stand for reelection annually. This procedure would allow shareholders an opportunity to annually register their views on the performance of the board collectively and each director individually. Concerns that the annual election of directors would leave the Company without experienced board members in the event that all incumbents are voted out are unfounded. If the owners should choose to replace the entire board, it would be obvious that the incumbent directors contributions were not valued.

A classified board of directors protects the incumbency of the board of directors and current management, which in turn considerably limits accountability to shareholders. It is our belief Spartan Motors Inc's. corporate governance procedures and practices and the level of management accountability they impose, are related to the financial performance of the Company. In recent years Spartan Motors Inc. financial performance has been poor. We believe sound corporate governance practices, such as the annual election of directors, will impose the level of management accountability necessary to help insure a good performance record over the long term.

Classified boards like ours have become increasingly unpopular in recent years. Recently, a majority of shareholders supported proposals asking their boards to repeal classified board structures at many companies, including Bristol-Myers Squibb, Eastman Kodak, Airborne Freight, Kmart, Kroger, Merck, J.C. Penney, Dunn & Bradstreet and Sears Roebuck.

For a greater voice in the governance of Spartan Motors Inc. and annual Board of Directors accountability we ask shareholders to vote yes on this proposal.

Schwab INSTITUTIONAL

November 26, 2001

Richard Schalter
Executive Vice President
Spartan Motors, Inc.
P.O. Box 440
Charlotte, MI 48813

Re: Spartan Motors, Inc., Common Stock

Dear Mr. Schalter:

This letter is to confirm that Mr. Mark Ivan has held shares of Spartan Motors Inc., since January 16th, 1998. Mr. Ivan has held these shares from 1/16/98 and currently through 11/26/01. These securities have been continuously held in his Schwab account for at least one year. The market value, as of November 26th, 2001, for shares of Spartan Motors held in his Schwab account exceeds $2000.

SPARTAN MOTORS, INC.
Symbol: SPAR
CUSIP: 846819-10-0

For further verification of share status, please contact Mark Ivan at (303) 417-1570.

Sincerely,

Larry Sisk
Account Administrator

CHARLES SCHWAB & CO., INC. • P.O. BOX 52013 • PHOENIX, AZ 85072-2013

SPARTAN MOTORS, INC.

P.O. BOX 440 · 1000 REYNOLDS RD. · CHARLOTTE, MI 48813 · U.S.A.
TELEPHONE 517-543-6400 · FACSIMILE 517-543-7727
E-MAIL - WWW.SPARTANMOTORS.COM

December 12, 2001

Via Facsimile and Certified U.S. Mail, Return Receipt Request

Mr. Mark F. Ivan
1021 Carriage Hills Drive
Boulder, CO 80302

Re: **Shareholder Proposal**

Dear Mr. Ivan:

Spartan Motors, Inc. ("Spartan") is in receipt of your shareholder proposal concerning the declassification of Spartan's Board of Directors (the "Proposal"), which you sent to Spartan by letter dated November 26, 2001.

Pursuant to Rule 14a-8(f)(1) under the Securities Exchange Act of 1934, I am writing to inform you that you have failed to properly demonstrate your eligibility to submit the Proposal pursuant to Rule 14a-8(b)(2)(i). Specifically, Rule 14a-8(b)(2)(i) requires that you include with your submission "your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders." The phrase "the securities" refers to at least $2,000 in market value of Spartan common stock. See Rule 14a-8(b)(1). In your cover letter submitting your Proposal, you stated simply that "I intend to remain a shareholder up to and including the upcoming Spartan Motors, Inc. Annual shareholder Meeting." Accordingly, you have not complied with Rule 14a-8(b)(2)(i).

Spartan intends to exclude your Proposal from its proxy statement for its 2002 annual meeting of shareholders if you do not remedy this deficiency pursuant to Rule 14a-8(f). If you still wish to proceed, your response must be postmarked or transmitted electronically within 14 days from the date you received this letter.

If you do properly correct the procedural deficiency explained above, Spartan may seek to exclude your Proposal on other grounds pursuant to and in accordance with Rule 14a-8.

Very truly yours,

Richard J. Schalter
Executive Vice President, Chief Financial Officer, Secretary and Treasurer

706483-3

EXHIBIT C

Mark F. Ivan
1021 Carriage Hills Drive
Boulder CO 80302

December 20, 2001

Richard Schalter
VP Spartan Motors

Dear Mr Schalter,

This is in response to your letter dated December 12, 2001.

I have held shares in Spartan Motors for more than one year. The value of my shares is in excess of $2,000. I will remain a shareholder, whose holdings will continue to exceed the $2,000 minimum, up to and beyond Spartan Motors Inc annual meeting.

Very Truly Yours

Mark F. Ivan

WARNER NORCROSS & JUDD LLP

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FAX (616) 752-2500

WWW.WNJ.COM

February 28, 2002

E-mail address: swaterbury@wnj.com

Direct Dial No. (616) 752-2137

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Via Federal Express

02 MAR -1 PM 4:39
RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Re: Spartan Motors, Inc. — Omission of Shareholder Proposal Rule 14a-8 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We represent Spartan Motors, Inc. ("**Spartan**"). On January 31, 2002, we sent to the Commission a request for a no-action letter relating to Spartan's intended exclusion from its proxy materials for its 2002 Annual Meeting of Shareholders of a shareholder proposal and supporting statement that it received from Mr. Mark F. Ivan (the "**Proposal**").

We have been informed that, by letter dated February 13, 2002 to Mr. David Wilson, the Chairman of Spartan's Board of Directors, Mr. Ivan has officially withdrawn his Proposal. As such, and because the deadline for submitting shareholder proposals for inclusion in Spartan's proxy materials for its 2002 Annual Meeting of Shareholders has now passed, we are writing to inform the Commission that it will no longer be necessary to consider Spartan's request for a no-action letter concerning the exclusion of the Proposal. We are concurrently sending Mr. Ivan a copy of this letter.

If you should have any questions or comments about this letter, please do not hesitate to contact the undersigned at (616) 752-2137.

Very truly yours,

Stephen C. Waterbury

cc: Mark F. Ivan

732514

IVAN CAPITAL
Management, Inc.

P.O. Box 346 Boulder, CO 80306-0346

303-417-1570
Fax 303-417-1580

Rec'd 2/21 LAN

February 13, 2002

Mr David Wilson
Chairman-Elect
Spartan Motors Inc
5511 Wallace Drive
Greensboro, NC 27407

Dear Mr. Wilson,

I hope this note finds you well. After considerable reflection I believe it will take an uncommon man to lead Spartan Motors to new heights allowing her people to reach and fulfill their potentials. The environment would, in my opinion, contrast somewhat with past years at Spartan. Over the years I have had the pleasure of observing several outstanding organizations. The environments where noticeably different from the average company but the outstanding companies had similar attributes. These companies fostered an environment where all employees, from top to bottom were ***truly heard***. Debate was encouraged, never stifled. When issues warranted, vigorous debate wasn't only permitted, but expected. In this type of environment people are invigorated and answers to difficult issues tend to emerge. The consequences are greater than the sum of its parts and results far exceed expectations. The environments were disciplined in that they knew what they excelled at and ***specifically*** what drove their economic engines. They repeated what they excelled at over and over, never wavering. To draw an analogy these companies were similar to high divers but the great companies never did triple flips with a twist-they only did swan dives, perfectly, over and over again. Economics tended not to reward for the "level of difficulty". Employees knew what was expected of them each day and their compensation was tied to the specifics of what drove their economic engine. Interestingly, each company had such a ***deep understanding*** of their business that they had a ***single*** economic divisor like profit per customer visit, profit per goods produced, profit per employee, or profit per model or similar singular divisors. These great companies regularly destroyed their competitors ***all*** who argued that their businesses were too complex for a single economic divisor. The competitors had three or four specifics that drove their economic engines. The difference was the great companies endured until they reached that deep level of understanding. The employees were held accountable, yet e***mpowered*** to do what they did best. Although they belonged to something larger, individual employee needs of recognition, personal development and their voices being heard were fulfilled. They felt their immediate supervisors truly cared for them and felt a sense of belonging.

Interestingly, while observing these rare environments I've noticed recurring characteristics in their leaders. The leaders were never egocentric, domineering, self-important or dazzling personalities. They tended to be more work-horse than show horse. They were ambitious alright- but ambitious first and foremost for the company- not themselves. These exceptional leaders were self-effacing and understated, with a strong ability for getting the right people in the right jobs. They were obsessed with creating sustained results while displaying a paradoxical blend of personal humility and professional resolve. They regularly overcame obstacles never being deterred from creating a great organization. They were very special leaders indeed. Our time together has been limited but intuitively, I feel, you are such a man.

The components of such a complex construct are many and your task, to be sure, will be difficult enough. Transcending these attributes from Greensboro to Charlotte will take a most unusual man indeed. With some reservation but following my intuition, I hereby officially withdraw my shareholder proposal to declassify directors. Surely my interest in Spartan remains keen. Please don't hesitate to use me as a resource.

Warm Regards,

Mark Ivan

Mark Ivan